Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Hydrogenics Corporation (“Hydrogenics” or the “Company”) 220 Admiral Boulevard Mississauga, Ontario L5T 2N6

Item 2	Date of Material Change

June 8, 2017

Item 3	Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on June 8, 2017 and posted on Hydrogenics’ website at www.hydrogenics.com. A copy of the news release is attached as Schedule “A”.

Item 4	Summary of Material Change

On June 8, 2017, Hydrogenics announced that it signed a Purchase and License Agreement for technology and fuel cells with Blue-G New Energy Science and Technology Corporation (“Blue-G”).

Item 5	Full Description of Material Change

On June 8, 2017, Hydrogenics announced that signed a Purchase and License Agreement (the “Agreement”) for technology and fuel cells with Blue-G.

The Agreement provides that the Hydrogenics will deliver 1,000 fuel cell units. Delivery of the fuel cells by Hydrogenics and the associated payments by Blue-G are expected to occur over the next two to three years. Total value of the Purchase and License Agreement is approximately US$50 million in the first two to three years plus ongoing royalties during the remaining term of the ten year Agreement.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information required to be disclosed in this report has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

For further information, contact: Bob Motz, Chief Financial Officer

Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario L5T 2N6 Telephone: (905) 361-3660 Fax: (905) 361-3626

Item 9	Date of Report

June 16, 2017

SCHEDULE “A”

PRESS RELEASE

Hydrogenics Signs Purchase and License Agreement valued at over 50M USD for 1,000 Fuel Cell Bus Power Modules

Mississauga, Ontario – June 8, 2017 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (the “Company” or “Hydrogenics”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has signed a Purchase and License Agreement for technology and fuel cells with Blue-G New Energy Science and Technology Corporation (“Blue-G”).

The Purchase and License Agreement provides that the Company will deliver 1,000 fuel cell units to Blue-G to be integrated into zero-emission electric buses and an engineering support component for an aggregate sum payable to the Company of over USD 50 million. Delivery of the fuel cells and the associated payments are expected to occur over the next two to three years. Incremental are license royalties which are expected to generate revenues for the Company over a 10-year period.

The agreement was signed in Beijing by Daryl Wilson, President and CEO of Hydrogenics and Ronald R. Lee, President and CEO of Blue-G. Witnessing the signing was the Minister of Natural Resources Canada, the Honorable James Gordon Carr.

“We are very pleased to be able to bring Hydrogenics’ unique and leading technology to our transit customers in China. The ease of implementation of Hydrogenics’ fuel cell systems has allowed Blue-G to rapidly advance in providing zero-emission powertrains to our customers. We look forward to a very successful and long-term collaboration.” said Mr. Lee.

“As one of our first Certified Integration Partners (CIP), Blue-G and Hydrogenics have already worked together for several years,” added Mr. Wilson. “Blue-G has brought zero-emission buses with our fuel cells to some of China’s key urban centers and is a recognized leader in advancing China’s commitment to clean-energy urban transportation. We are delighted that our relationship has now expanded to this degree.”

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer

Hydrogenics Corporation

(905) 361-3660

investors@hydrogenics.com

Chris Witty

Hydrogenics Investor Relations

(646) 438-9385

cwitty@darrowir.com